July 6, 2011

VIA EDGAR, E-MAIL AND FACSIMILE ((202) 551-3263)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention: Christina Chalk

Re:          Platinum Energy Resources, Inc.

Schedule TO-T

Schedule 13e-3

Filed on June 24, 2011

File No. 5-81107

Ladies and Gentlemen:

On behalf of our client, Pacific International Group Holdings LLC (“Pacific” or the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 5, 2011 (the “Comment Letter”), with respect to the Company’s Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of a Schedule TO filed with the Commission on May 26, 2011 (File No. 5-81107), as amended (the “Schedule TO”), in connection with the Company’s offer to purchase up to all outstanding shares of common stock of Platinum Energy Resources, Inc. (“Platinum”), par value $0.0001 per share (the “Offer”).

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Company’s responses thereto.  Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Company’s Offer to Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”). We have also included the requested statement for KD Resources, LLC below.

In addition, we are simultaneously filing Amendment No. 3 to the Schedule TO (“Amendment No. 3”), which amends the Schedule TO disclosure in part in response to the Comment Letter.

Schedule TO-T/13E-3/A

1.              We note that you have added KD Resources LLC as a filer on the Schedule TO-T/13E-3.  Each filer must independently satisfy the disclosure, timing and other elements of each Schedule and all applicable provisions of Regulation 14D and Rule 13e-3.  Please revise to provide all required disclosure as to that entity, including as to its control persons.

Response

100% of the ultimate economic interest in KD Resources, LLC (“KDR”) is held by family trusts established for the benefit of immediate family members of Eskandar Ghermezian, Nader Ghermezian, Raphael Ghermezian and Bahman Ghermezian (the “Ghermezian Brothers”).  The Ghermezian Brothers are the trustees of the family trusts and collectively have 30 to 40 immediate family members.  None of the Ghermezian Brothers or their immediate family members (other than Syd Ghermezian, the sole manager of KDR) controls or directs the management or policies of KDR.  None of the Ghermezian Brothers or their immediate family members (including Syd Ghermezian) has more than a de minimis indirect equity interest in KDR and therefore none of the Ghermezian Brothers or any such family member controls KDR by virtue of such equity interest.  Syd Ghermezian controls KDR in his capacity as sole manager thereof.  Since none of the Ghermezian Brothers or any of their immediate family members (other than Syd Ghermezian) exercises control over KDR, none of such persons (other than Syd Ghermezian) should be included as filers on the Schedule TO/13E-3.

None of Al Rahmani, Mark Ghermezian or Victor David Rahmanian is an officer or director of KDR or controls KDR.

We note that General Instruction C to Schedule 13E-3/TO (“General Instruction C”) provides that if a statement is filed by a general or limited partnership, syndicate or other group, the information called by Item 3 for a third-party tender offer must be given with respect to (i) each partner of the general partners; (ii) each partner who is, or functions as, a general partner of the limited partnership; (iii) each member of the syndicate or group; and (iv) each person controlling the partner or member, and if a statement is filed by a corporation or if a person referred to in clauses (i) through (iv) above is a corporation, the information called for by Item 3 must be given with respect to (a) each executive officer and director of the corporation; (b) each person controlling the corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of the corporation.  KDR is a limited liability company, and General Instruction C does not expressly cover limited liability companies.  However, in preparing the Schedule TO/13E-3, we treated KDR as analogous to a corporation for purposes of complying with General Instruction C and Item 3.

Notwithstanding the addition of KDR as a filing person, none of Mr. Rahmani, Mark Ghermezian or Mr. Rahmanian falls within any of the categories set forth in General Instruction C to Schedule TO/13E-3, and thus the Offerors are not required to include the information required by Item 1003(a) through (c) of Regulation M-A with respect to such persons in the Offer to Purchase.  Nevertheless, we have amended the Offer to Purchase to include such information.  See Section 5 of Amendment No. 2.

We have amended the Schedule TO-T/13E-3 to reflect the above comment.  See Section 1 of Amendment No. 3.

General — Company Statement

At your request, Pacific, Mr. Ghermezian and KDR further acknowledge that:

•                  Pacific, Mr. Ghermezian and KDR are responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and

•                  None of Pacific, Mr. Ghermezian or KDR may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pacific, Mr. Ghermezian and KDR believe that none of the revisions or clarifying amendments made to the Offer to Purchase as set forth herein or in Amendment No. 3 being filed concurrently herewith constitute material changes in the information sent to Platinum’s shareholders; therefore, the Company does not currently intend to send any supplemental materials to Platinum’s shareholders.

Please do not hesitate to contact me at (212) 813-8851 with any questions or comments you may have.

Sincerely,

/s/ Jeffrey A. Legault

Jeffrey A. Legault